UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Chelsea Therapeutics International, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

163428105

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 163428105

1.	Names of Reporting Persons: Lester E. Lipschutz I.R.S. Identification Nos. of above person (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,653,225
6. Shared Voting Power -0-
7. Sole Dispositive Power 1,653,225
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,653,225
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%(1)
12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

Chelsea Therapeutics International, Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

13590 Ballantyne Corporate Place, Unit 325 Charlotte, NC 28277

Item 2(a)	Name of Persons Filing:

Lester E. Lipschutz

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

WolfBlock LLP 1650 Arch Street - 22nd Floor Philadelphia, PA 19103

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

163428105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Mr. Lipschutz may be deemed the beneficial owner of 1,653,225 shares. Beneficial ownership consists of voting and dispositive power over (i) 711,354 shares owned by the Rosenwald 2000 Family Trusts for which Mr. Lipcshutz is the trustee; (ii) 313,957 shares owned by the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust for which Mr. Lipschutz is the trustee; (iii) 313,957 shares owned by the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust for which Mr. Lipschutz serves as the adviser; and (iv) 313,957 shares owned by the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust for which Mr. Lipschutz serves as a trustee. Mr. Lipschutz disclaims beneficial ownership of these securities and the filing of this report is not an admission that Mr. Lipschutz is the beneficial owner of these securities.

(b) Percent of Class: 5.5%(1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,653,225

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or direct the disposition of: 1,653,225

(iv) Shared power to dispose or direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

As of December 15, 2004, Mr. Lipschutz serves as (i) trustee of the Rosenwald 2000 Family Trusts; (ii) trustee of the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust; (iii) adviser of the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust; and (iv) trustee of the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust. Mr. Lipschutz has the power to direct receipt of the proceeds from a sale of the shares owned by each such trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009

/s/ Lester E. Lipschutz
Lester E. Lipschutz

(1)	Based on 30,111,479 shares issued and outstanding at November 6, 2008, as reported on a Form 10-Q for the quarterly period ended September 30, 2008.